SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: March 28, 2019

List of materials

Documents attached hereto:

i) Announcement of Company Split (Small-scale Company Split) from Sony Corporation into NSF Engagement Corporation in connection with the Transfer of Business related to General Affairs, Facility Management and Other Services to NSF Engagement Corporation

ii) NTT Facilities and Sony Form “NSF Engagement,” a Joint Venture in the Facility Management and Workplace Solutions Business that Promotes Engagement Between People and Their Workplaces

March 28, 2019
Sony Corporation

Announcement of Company Split (Small-scale Company Split) from Sony Corporation into
NSF Engagement Corporation in connection with the Transfer of Business related to General Affairs,
Facility Management and Other Services to NSF Engagement Corporation

As part of the procedure for establishing a joint venture in the facility management and workplace solutions business, Sony Corporation (“Sony” and, together with its consolidated subsidiaries, “Sony Group”) today decided to transfer certain rights and obligations pertaining to its business related to general affairs, facility management and other services to NSF Engagement Corporation (“NSFE”) by an “absorption-type company split,” as set forth below and as stated in the attached press release.

Certain information is omitted from this announcement since this is an absorption-type company split with Sony’s wholly-owned subsidiary.

1.              Purpose of the company split
As set forth in the attached press release, Sony Corporate Services (Japan) Corporation (“SCOS”), a wholly-owned subsidiary of Sony, and NTT Facilities, Inc. (“NTT Facilities”), have decided to establish a joint venture in the facility management and workplace solutions business for the purpose of further improving the quality of the general affairs, facility management and other services that support the Sony Group while also developing facility management and workplace solutions services for new customers. This absorption-type company split will be executed as part of the procedure for establishing the joint venture.

2.              Summary of the company split

(1)             Schedule of the company split
Approval of the company split agreement
(by the representative corporate executive officer) Execution of the company split agreement Effective date of the company split (“Effective Date”)	Undetermined Undetermined October 1, 2019 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)             Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and NSFE (as the successor company).

(3)             Details of consideration allotted upon the company split

Upon the completion of the contemplated company split, NSFE is scheduled to issue shares of common stock of NSFE to Sony, the number of which is to be separately agreed between the parties, in exchange for the assets, liabilities, agreements, and other rights and obligations transferred to NSFE by Sony.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)             Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)             Rights and obligations to be succeeded by the successor company

NSFE, as the successor company, will succeed to certain rights and obligations pertaining to Sony’s business related to general affairs, facility management, risk management, insurance solutions, travel management and real estate management, as set forth in the company split agreement.

(7)             Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the capability of NSFE to perform its obligations which become due after the Effective Date.

3.	Summary of both parties (the information shown below for Sony is as of March 31, 2018 and the information shown below for NSFE is projected as of the date before the Effective Date for NSFE)

(1)             Summary of both parties

Trade name	Sony Corporation (Splitting Company)	NSF Engagement Corporation (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	Minato-ku, Tokyo, Japan
Title and name of Representative	Kenichiro Yoshida Representative Corporate Executive Officer	Shigeru Hiromatsu
Business	Manufacture and sale of electronic and electrical machines and equipment	Facility management services, general affairs services and other services
Stated capital	¥ 865,678 million	¥ 100 million
Date of incorporation	May 7, 1946	Undetermined
Number of shares issued	1,266,552,149 shares	Undetermined
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratios

1.  Citibank as Depositary Bank for Depositary Receipt Holders
8.98%
2.  Japan Trustee Services Bank, Ltd. (Trust Account)
6.00%
3.  The Master Trust Bank of Japan, Ltd. (Trust Account)
5.83%
4.  JPMorgan Chase Bank 380055
4.95%
5.  State Street Bank and Trust Company
2.28%

Sony Corporate Services (Japan) Corporation 100%

Net assets	¥ 3,647,157 million (consolidated) (Note)	–
Total assets	¥ 19,065,538 million (consolidated)	–
Net assets per share	¥ 2,344.96 (consolidated)	–
Net sales	¥ 8,543,982 million (consolidated)	–
Operating income	¥ 734,860 million (consolidated)	–
Ordinary income	¥ 699,049 million (consolidated) (Note)	–
Net income	¥ 490,794 million (consolidated) (Note)	–
Net income per share	¥ 388.32 (consolidated) (Note)	–

Note:
Because Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity,” “income before income taxes,” “net income attributable to shareholders of Sony” and “net income attributable to shareholders of Sony per share” are stated in place of “net assets,” “ordinary income,” “net income ” and “net income per share” respectively.

(2)             Business subject to the company split

A portion of Sony’s business related to general affairs, facility management, risk management, insurance solutions, travel management and real estate management

(3)             Operating results of the business transferred by the company split for the fiscal year ended March 31, 2018

   Net sales: 0 yen (Sales from internal transactions)

(4)             Assets and liabilities to be succeeded upon the company split as of December 31, 2018

Assets:                ¥ 603 million
Liabilities:          ¥ 308 million

 4.              Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split.  Regarding the trade name, location of the head office, title and name of representatives, business, stated capital and fiscal year-end of NSFE, certain matters which are undetermined as of March 28, 2019 are scheduled to be decided by the Effective Date and currently, there will be no changes to the above items upon the completion of the contemplated company split other than the scope of the business as a result of the business transferred from the contemplated company split .

5.              Outlook

No material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2019 is anticipated as a result of the completion of the contemplated company split.
In addition to the foregoing, the following transactions, whose effective dates are the same dates as the Effective Date, are scheduled as part of the establishment of the joint venture:
(1)
Absorption-type company split between NSFE and SCOS to transfer a portion of SCOS’s business related to general affairs, facility management, risk management, insurance solutions, travel management and real estate management to NSFE;

(2)
Absorption-type company split between NSFE and Sony Storage Media Manufacturing Corporation (“SSMM”), a wholly-owned subsidiary of Sony, to transfer a portion of SSMM’s business related to general affairs, facility management, risk management and real estate management to NSFE;

(3)	Transfer of a portion of business related to facility management of Sony Global Manufacturing & Operations Corporation, a wholly-owned subsidiary of Sony, to NSFE; and
(4)
For the purpose of making NSFE a joint venture between NTT Facilities and SCOS (NTT Facilities: 66%, SCOS: 34%), (i) transfer of all of the NSFE shares received by Sony as part of the consideration for the absorption-type company split between NSFE to SCOS and (ii) transfer by SCOS to NSFE of a portion of the NSFE shares that it owns.

(For reference) Sony’s consolidated financial forecast for the fiscal year ending March 31, 2019, which was announced on February 1, 2019, and its consolidated financial results for the fiscal year ended March 31, 2018
				(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2019	8,500	870	950	835
Consolidated financial results for the fiscal year ended March 31, 2018	8,544	735	699	491

EOF

March 28, 2019

NTT Facilities, Inc.
Sony Corporation
Sony Corporate Services (Japan) Corporation

NTT Facilities and Sony Form “NSF Engagement,”
a Joint Venture in the Facility Management and Workplace Solutions Business
that Promotes Engagement Between People and Their Workplaces

NTT Facilities, Inc. (Headquarters: Minato-ku, Tokyo; Representative Director and President: Atsushi Ichihoshi; “NTT Facilities”) and Sony Corporation (Headquarters: Minato-ku, Tokyo; Representative Corporate Executive Officer, President and CEO: Kenichiro Yoshida; “Sony,”  and together with its consolidated subsidiaries, “Sony Group”) today announced that NTT Facilities and Sony Corporate Services (Japan) Corporation (Headquarters: Minato-ku, Tokyo; Representative Director: Shigeru Hiromatsu; “Sony Corporate Services”), a consolidated subsidiary of Sony, have signed a definitive agreement for the establishment of NSF Engagement Corporation (“NSF Engagement”), a joint venture in the facility management and workplace solutions business. NSF Engagement will continue to provide the general affairs, facility management and other services to Sony Group previously provided by Sony Corporate Services, while also developing facility management and workplace solutions services for new customers.

NTT Facilities provides customers with reliable facility management and workplace solutions services based on the technological strength that underpins Japan's telecommunications infrastructure, while Sony Corporate Services provides general affairs, facility management and other services to the Sony Group. By establishing this joint venture, NTT Facilities aims to enter the facility management and workplace solutions business within the manufacturing industry, and Sony Corporate Services expects to realize further improvement of the quality of the general affairs, facility management and other services that support the Sony Group.

Objective of Establishing NSF Engagement
Japanese society and industry face various challenges including a shrinking workforce, global environmental problems, a need to revitalize local communities and changes brought to the business environment by Artificial Intelligence and the Internet of Things. Under these circumstances, it is increasingly important to promote employee engagement for the purpose of securing valuable human resources, and local communities increasingly seek corporate social responsibility.

NSF Engagement’s vision is to “promote engagement between people and their workplaces.” The company aims to engage with a wide variety of stakeholders by functioning as a one-stop resource offering planning, managing and operating solutions for diverse workplaces ranging from offices to manufacturing centers. NSF Engagement will strive to:
- Improve work environments and enhance job satisfaction for its customers
- Make enhanced contributions to the global environment and local communities
- Promote professionalism and innovation among NSF Engagement employees

About NSF Engagement (Current Plan)
Company Name: NSF Engagement Corporation
Main Business: Facility management and workplace solutions
Company Representative: Shigeru Hiromatsu
Headquarters Location: Minato-ku, Tokyo
Anticipated Commencement Date of Joint Venture Operation: October 1, 2019
Capital Funds: 100 million yen
Shareholder Composition: NTT Facilities 66%
Sony Corporate Services 34%
Accounting Period: March 31

End of document